

Sarah DeNike · 3rd

Seasoned marketing leader with a focus on analyzing data to help streamline businesses

Sammamish, Washington, United States · **Contact info**

180 connections

Buttonsmith Inc.

Western Governors University

Experience

VP of Marketing
Buttonsmith Inc. · Full-time
Apr 2015 – Present · 6 yrs 10 mos
Carnation, Washington, United States

As a member of the Senior Staff, I have built and executed marketing strategy to fit with the overall company strategy and direction.
Marketing strategy
Messaging - corporate and product
Social media
Partnership development
Trade show management
Marketing material creation ...see more

President & Founder
Denike Communications LLC
Jan 2005 – Present · 17 yrs 1 mo
Sammamish, WA

Founded and managed communications consulting business focused on online, print, social media marketing, project/client management, product positioning and content creation, in support of technology, real estate and vineyard management companies.
...see more

Founder, Blogger, Writer
The Will to See
Aug 2009 – Present · 12 yrs 6 mos
Sammamish, WA

Created and currently write parent- and patient-focused blog focusing on parenting, children's vision and GI issues

Created social media profiles for blog and manage presence including Facebook, T ...see more

Marketing Manager
VoteHere
2003 – 2005 · 2 yrs
Bellevue, WA

Managed marketing for voting technology company

Managed company's online presence, including website content creation and design
Oversaw all marketing and sales positioning and message pull-through ...see more

Microsoft
2 yrs

Marketing Manager Contract
2001 – 2003 · 2 yrs
Redmond, WA

Led product packaging development in support of Office 11 launch

Oversaw packaging development for five products in the Office product suite
Led creation of all packaging deliverables, including retail box, CD labels, CD ...see more

Marketing Manager Contract
2001 – 2002 · 1 yr
Redmond, WA

Oversaw marketing programs in support of the .NET Platform Strategy Group

Created customer evidence plan and managed its execution
Oversaw creation of marketing collateral, including management of creative agenc ...see more

Education

Western Governors University
Master of Science - MS, Data Analytics
2020 – 2021

UC San Diego
B.S., Chemistry/Biochemistry

B. S., Chemistry/Biochemistry
1992 – 1996

Lodi High School
1988 – 1992

Volunteer experience

President
Skyline Booster Club
Aug 2019 – Present · 2 yrs 6 mos
Education

Cubmaster and Treasurer
Cub Scout Pack 225
Aug 2012 – Jun 2017 · 4 yrs 11 mos
Children

I have held the position of treasurer for five years and cubmaster for two years for our cub scout pack.

Event Chair
Creekside Elementary PTSA
Sep 2010 – Jun 2019 · 8 yrs 10 mos
Children

I have volunteered with our school PTSA for many projects, including Halloween Maze Chair and Box Tops Coordinator.